Filed Pursuant to Rule 424(b)(3)
Registration No. 333-107903

August 26, 2003

Prospectus Supplement No. 1
To Reoffer Prospectus Dated August 12, 2003

of

SMARTIRE SYSTEMS INC.

Relating to

2002 Stock Incentive Plan (U.S.)
2002 Stock Incentive Plan (Non-U.S.)

This prospectus supplement supplements our reoffer prospectus dated August 12, 2003 relating to the sale by certain of our stockholders of up to an aggregate of 100,000 shares of our common stock which may be issued pursuant to our 2002 Stock Incentive Plan (U.S.) and up to an aggregate of 900,000 shares of our common stock which may be issued pursuant to our 2002 Stock Incentive Plan (Non-U.S.). You should read this supplement in conjunction with the prospectus. This supplement is qualified by reference to the prospectus, except to the extent the information in this supplement supersedes the information contained in the prospectus.

SELLING STOCKHOLDERS

The following table identifies the selling stockholders (some of whom are non-affiliates who hold options granted under the 2002 Stock Incentive Plan (U.S.) and the 2002 Stock Incentive Plan (Non-U.S.) as "restricted securities", as defined in Instruction C of Form S-8) and indicates (i) the nature of any material relationship that such selling stockholder has had with us for the past three years, (ii) the number of shares held by the selling stockholders, (iii) the amount to be offered for each of the selling stockholder's account, and (iv) the number of shares and percentage of outstanding shares of the common shares in our capital to be owned by each selling stockholder after the sale of the shares offered by them pursuant to this offering. The selling stockholders are not obligated to sell the shares offered in the reoffer prospectus and may choose not to sell any of the shares or only a part of the shares. United States Securities and Exchange Commission rules require that we assume that the selling stockholders sell all of the shares offered with the prospectus.

The following table supersedes and replaces the table of selling stockholders, and the related footnotes, contained on pages 15 through 16 of the prospectus.

Selling Stockholder	Number of Shares Beneficially Owned(1)	Number of Shares Subject to Options(2)	Shares Being Registered	Number of Shares Owned by Selling Stockholder After Offering and Percent of Total Issued and Outstanding (3)
				Number of Shares	Percent of Class
John Bolegoh(6)	190,504	15,000(5)	15,000(5)	190,504	0.35%
William Cronin(7)	660,996	23,750(4)	23,750(4)	660,996	1.20%
Jeff Finkelstein(8)	363,101	30,000(5)	30,000(5)	363,101	0.66%
Martin Gannon(9)	384,950	25,050(4)	25,050(4)	384,950	0.70%
Robert Koen(10)	0	18,000(5)	18,000(5)	0	0.00%
Al Kozak(11)	807,000	21,000(5)	21,000(5)	807,000	1.46%
Robert Rudman(12)	1,528,167	28,000(5)	28,000(5)	1,528,167	2.75%
John Taylor-Wilson(13)	0	450,000(5)	450,000(5)	0	0.00%

(1) Represents shares owned beneficially by each of the named selling stockholders. This figure includes shares that may be acquired under unexercised stock options which are exercisable as of, or within 60 days of, the date of this reoffer prospectus, other than those stock options which have been granted under the 2002 Stock Incentive Plan (U.S.) or the 2002 Stock Incentive Plan (Non-U.S.).

(2) Represents shares of our common stock underlying options granted to each of the named selling stockholders under the 2002 Stock Incentive Plan (U.S.) or the 2002 Stock Incentive Plan (Non-U.S.), whether or not exercisable as of, or within 60 days of, the date of this reoffer prospectus.

(3) Based on 55,039,065 shares of our common stock outstanding as of July 30, 2003. It is assumed that all of the shares of common stock offered pursuant to this reoffer prospectus will be sold.

(4) Represents shares of our common stock underlying options issued under the 2002 Stock Incentive Plan (U.S.).

(5) Represents shares of our common stock underlying options issued under the 2002 Stock Incentive Plan (Non-U.S.).

(6) Mr. Bolegoh has served as a director of our company since 1993, and has held a number of positions with our company. Until his recent appointment as our Commercial Product Manager, he served as our Technical Support Manager since August 1, 1999. The number of shares of our common stock disclosed as being beneficially owned by Mr. Bolegoh includes 12,990 shares of common stock owned by Mr. Bolegoh's wife and children. Mr. Bolegoh has sole voting and dispositive power over such shares but disclaims beneficial ownership of such shares. Such number also includes stock options to purchase 138,400 shares exercisable within 60 days.

(7) Mr. Cronin has been a director our company since June, 2001 and previously served as a director from November 17, 1995 to April 25, 1998. The number of shares of our common stock disclosed as being beneficially owned by Mr. Cronin includes options to acquire up to 573,750 shares of common stock, exercisable within 60 days.

(8) Mr. Finkelstein has been acting Chief Financial Officer of our company since May 17, 2002. He was formally appointed as our Chief Financial Officer on October 23, 2002. He has served as our controller since February 22, 1999. The number of shares of our common stock disclosed as being beneficially owned by Mr. Finkelstein includes options to acquire up to 357,351 shares of common stock, exercisable within 60 days.

(9) Mr. Gannon joined our company as a director on February 3, 2003. The number of shares of our common stock disclosed as being beneficially owned by Mr. Gannon includes options to acquire up to 375,050 shares of common stock, exercisable within 60 days.

(10) Mr. Koen is an employee of our company.

(11) Mr. Kozak joined us as Chief Operating Officer on May 1, 2002. He was subsequently appointed to our board of directors on November 20, 2002. The number of shares of our common stock disclosed as being beneficially owned by Mr. Kozak includes options to acquire up to 807,000 shares of common stock, exercisable within 60 days.

(12) Mr. Rudman has been a director of our company since September, 1993. He joined our company in March, 1993 as the Chief Financial Officer. He was appointed Chief Executive Officer of our company on January 19, 1996, and served as President from January 19, 1996 to June 4, 1999, when he was appointed Chairman of the Board. Mr. Rudman was reappointed President of our company effective April 1, 2000. The number of shares of our common stock disclosed as being beneficially owned by Mr. Rudman includes 10,257 shares of common stock owned by Mr. Rudman's wife. Mr. Rudman has sole voting and dispositive power over such shares. The number of shares of our common stock disclosed as being beneficially owned by Mr.Rudman also includes options to acquire up to 1,496,500 shares of common stock, exercisable within 60 days.

(13) Mr. Taylor Wilson joined our company as Vice President Sales and Marketing on August 11, 2003, and was appointed to our board of directors on that date.